August 1, 2025

Via Edgar Transmission

Ms. Rebekah Reed/Mr. Taylor Beech

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	Gifts International Holdings Ltd (the “Company”) Amendment No. 2 to Registration Statement on Form F-1 Filed July 18, 2025 File No. 333-287861

Dear Ms. Reed/Mr. Beech,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated July 28, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 2 to Registration Statement on Form F-1 (the “Registration Statement”). Contemporaneously, we are filing the Amendment No. 3 to Registration Statement via Edgar (the “Amended F-1 No. 3”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 2 to Registration Statement on Form F-1 filed July 18, 2025

Dilution, page 52

1.	Please revise the historical net tangible book value to exclude deferred offering costs and right of use assets.

Response: We respectfully advise the Staff that we have revised page 52 of the Amended F-1 No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 58

2.	Please discuss the underlying reasons for the increases to your accounts receivable and accounts payable balances. Refer to Item 5.B and D of Form 20-F.

Response: We respectfully advise the Staff that we have revised pages 58 and 59 of the Amended F-1 No. 3.

Industry, page 71

3.	Please update your industry disclosure to include 2024 information, to the extent available, and update your statement that you “are going to launch [y]our VIP website in second half of 2024.” Additionally, we note your presentation of market share versus “ranking by number of large corporation clientele and vehicle fleet” at page 76. Please balance your disclosure at the outset of the business section that you are “No. 1” in large corporation clientele and vehicle fleet by also disclosing your market share.

Response: We respectfully advise the Staff that relevant and reliable data for 2024 is currently not available. As such, no update will be made to the industry section at this time. We respectfully advise the Staff that we have revised pages 71, 79 and 80 of the Amended F-1 No. 3.

Notes to the Consolidated and Combined Financial Statements

Notes 2 - Summary of Significant Accounting Policies

Segment Reporting, page F-13

4.	Please report the measure of profit or loss used by the CODM in accordance with ASC 280-10-50-22. Also tell us how you considered the guidance in ASC 280-10-50- 29(f) and the example at 280-10-55-54(c) to discuss how the CODM uses this measure in assessing performance and deciding how to allocate resources.

Response: We respectfully advise the Staff that we have revised page F-13 of the Amended F-1 No. 3.

Please contact the undersigned at (1) 310-728-5129 you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick, Esq.
Lawrence S. Venick

Direct Dial: +1 310-728-5129
Email: lvenick@loeb.com